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                                                                      EXHIBIT N


                      [LETTERHEAD OF GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

October 31, 1999

Board of Directors
TriStar Aerospace Co.
2527 Willowbrook Road
Suite 200
Dallas, Texas 75220

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Purchaser (as defined below) and its subsidiaries) of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of TriStar Aerospace Co. (the "Company") of the $9.50 per Share in cash proposed to be received by the holders of Shares (as defined below) in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 31, 1999, by and among AlliedSignal Inc. ("Purchaser"), AlliedSignal Acquisition Corp., a wholly-owned subsidiary of Purchaser ("Sub"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Sub will pay $9.50 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Sub will be merged into the Company (the "Merger") and each issued and outstanding Share (other than Shares held in the treasury of the Company, owned at the Effective Time (as defined in the Agreement) by Purchaser and its subsidiaries and Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive $9.50 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Purchaser from time to time, including having acted as financial advisor to the Purchaser in its attempted acquisition of AMP







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Board of Directors
TriStar Aerospace Co.
October 31, 1999
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Incorporated in 1998, and may provide investment banking and financial advisory services to Purchaser in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Purchaser for its own account and for the accounts of customers. As of the date hereof, Goldman Sachs Asset Management, an affiliate of Goldman, Sachs & Co., serves as investment advisor to various mutual funds which in the aggregate have accumulated a long position of 915,500 Shares. As of the date hereof, Goldman, Sachs & Co. accumulated a long position of 124,172 shares of Common Stock, par value $1.00 per share, of the Purchaser ("Purchaser Common Stock") against which Goldman, Sachs & Co. is short 98,668 shares of Purchaser Common Stock; and a long position of $12,000 aggregate principal amount of public debt securities of Purchaser. In addition, Goldman, Sachs & Co. has written two over-the-counter call option contracts, convertible collectively into 800,000 shares of Purchaser Common Stock, which short position is hedged by a long position of 329,000 shares of Purchaser Common Stock.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Shareholders Agreements (as defined in the Agreement); the Registration Statement on Form S-1/A of the Company relating to the initial public offering of the Company and the final Prospectus dated April 30, 1998; the Annual Report to Stockholders and the Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the Company's past and current business operations, financial condition and future prospects, including the Company's recent financial performance and the reasons underlying the recent downward revisions to the Company's internal forecasts. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the aerospace, defense and industrial distribution industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. In that regard, we have assumed with your consent that the recently revised internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of





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Board of Directors
TriStar Aerospace Co.
October 31, 1999
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Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $9.50 in cash to be received by the holders of Shares (other than Purchaser and its subsidiaries) in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
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(Goldman, Sachs & Co.)